

May 31, 2013

Via E-mail
Howard S. Lanznar, Esq.
Executive Vice President & Chief Administrative Officer
Diamond Resorts Corporation
10600 West Charleston Boulevard
Las Vegas, Nevada 89135

> **Re:     Diamond Resorts International, Inc.**
> **Amendment No. 5 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 21, 2013**
> **CIK No. 0001566897**

Dear Mr. Lanznar:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Dilution, page 57

1. Please revise your table to disclose historical tangible book value and the effect of the reorganization transaction separately.

Unaudited Pro Forma Financial Information, page 60

2. Please disclose how you plan on accounting for the acquisition of Island One, the total purchase price, and a preliminary purchase price allocation.

3. Please disclose how you plan on accounting for the acquisition of the PMR Service Companies. Given the nature of the assets being purchased as describe on page 52, please tell us whether the acquisition qualifies as an asset purchase or business

combination.  Additionally, please disclose the purchase price and preliminary purchase price allocation.  If it is determined to be an asset purchase, please tell us why it is appropriate to include financial statements of the combined entities.

Management's Discussion and Analysis of Financial Condition…, page 71

Results of Operations, page 76

4.  We note your disclosure that approximately $8.3 million of the increase in vacation interest cost of sales is estimated to be attributable to the 2011 change in estimate associated with using a weighted average point value per Collection rather than a calculated point per interval specific to each resort. In your amended filing, please include the required disclosure relating to a change in estimate in accordance with Topic ASC 250-10-50-4.

Liquidity and Capital Resources, page 103

5.  In your amended filing please remove your disclosure relating to management's use of consolidated Adjusted EBITDA "as a measure of operating performance, because it does not include the impact of items that we do not consider indicative of our core operating performance." We believe this disclosure conflicts with your presentation of Adjusted EBITDA, as defined in your notes indenture, as a liquidity measure.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Shannon Sobotka at (202) 551-3856 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:   Mark D. Wood, Esq.